UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 22 November, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	22nd November 2011

AIB Announces CEO Appointment

Allied Irish Banks, p.l.c. ("AIB") is pleased to announce the appointment of David Duffy as its Chief Executive Officer.

Mr Duffy, aged 50, has held a number of senior roles in the international banking industry including, most recently, the position of CEO at Standard Bank International. He was previously President and CEO, Americas, ING Barings.  (full career history attached)

He attended Terenure College and is a graduate of Trinity College Dublin.

Mr Duffy will take up his post in AIB in December 2011.  His remuneration package will be in line with Government guidelines.

Commenting on Mr Duffy's appointment, AIB's Executive Chairman, David Hodgkinson said:-

"The Board of AIB is delighted to welcome David to the organisation.

He brings with him a wealth of international experience and a sound knowledge of the local market.  He also has a proven track record in successfully managing banks through challenging times.

He is ideally suited to the task of leading AIB's extensive restructuring and delivering the business performance that will best serve its customers and return the bank to sustainable viability.

We look forward to working with him and wish him every success."

Mr Hodgkinson will remain on the Board of AIB in the role of non-executive Chairman.

- ENDS -

For further information, please contact:

Alan Kelly	Ronan Sheridan
Director of Corporate Affairs & Marketing	Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353 1 6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

DAVID DUFFY

2011 to Date
•
Left Standard Bank in June 2011 and established Celtic Advisory International which provides Capital Raising and Corporate Development Advisory Services to corporate and emerging companies. He is also an advisor for Strategic Corporate Development at Intune Networks.

2006 to 2011 Standard Bank PLC/ Standard Bank International
•	Joined Standard Bank in 2006 to become the CEO of Standard Bank Plc, London. This included responsibility for a number of international product areas and offshore banking.
•
In 2007, took on responsibility for the full international franchise.  The scope included Asia, Central and Eastern Europe, the Middle East, North America and Latin America.  This role included all the corporate and investment banking and international retail businesses.

•	Appointed to the Standard Bank Group Executive Committee in 2008.
•	Relocated to Asia in the summer of 2010 and subsequently assumed the role of Head of Strategic projects in October 2010.

1998 to 2006 ING Group
•	Joined ING Barings as Global Head of Human Resources in February 1998.
•
Assumed the role of Global Chief Operating Officer in November 1998 and became Chairman of the Global Operating Committee.  Appointed to the Global Executive Committee in 1999. Became President and CEO of the franchises in the US and Latin America in June 2000.

•
Following a successful sale and restructuring of the bank’s operations, in September 2004 he moved from New York to take on the role of Head of the Global Wholesale Banking Network, based in Amsterdam. This role included the management of a team of CEO’s covering all of the Bank’s regions globally.

1987 to 1997 Goldman Sachs International
•	Joined Goldman Sachs as Business Manager, Information Technology.
•	Assumed the role of Head of General Services – Europe in 1988 with a brief to restructure the commercial and services functions and to identify and develop new offices in European capital cities.
•
Appointed Head of Human Resources Europe in 1993. Designed and implemented the cost restructuring for Goldman Sachs in 1994 and subsequently designed the human resource strategy to support the international growth objectives for the firm.

Education
1994	Trinity College Dublin, M.A.
1984	Trinity College Dublin, Bachelor of Business Studies
    1973 – 1979 Terenure College Dublin

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 22 November, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.